EXHIBIT 99.56

Mercator Financial Results for the Year ended December 31, 2010
(Stated in US Dollars unless otherwise indicated)

TRADING SYMBOL: TSX – ML

Vancouver, British Columbia - April 1, 2011, – Mercator Minerals Ltd. (TSX:ML) (“Mercator”, or the “Company”) has released its results for the three months and year ended December 31, 2010. The complete financial statements and management discussion and analysis are available for review on SEDAR and the Company’s website.

“2010 was a pivotal year for Mercator. After low molybdenum mill recoveries at the Mineral Park mine resulted in higher than anticipated unit operating costs in the first half of 2010, both production levels and recoveries improved dramatically in the second half of the year.” stated Michael L. Surratt, President and CEO. “Phase I throughput is operating at plant design capacity, the Phase II expansion is on schedule and we expect to announce production results for the first quarter of 2011 in the coming days, including near record monthly production in March.”

	Production (k lbs)		Recoveries
	Mo	Cu	Mo	Cu
Q1	639	6,210	40.3%	60.1%
Q2	948	9,005	52.1%	73.8%
Q3	1,235	9,032	61.7%	72.9%
Q4	1,528	7,924	69.8%	77.9%

2010	4,350	32,172	57.2%	71.3%

Financial Highlights for the Year ended December 31, 2010
●	Produced 4.3 million pounds of molybdenum in concentrates, a 150% increase over 2009 production of 1.7 million pounds of molybdenum in concentrates;

●
Produced 29.0 million pounds of copper in concentrates and 3.2 million pounds of cathode copper, a 9% increase over 2009 production of 29.6 million pounds of combined copper in concentrates and cathode copper;

●
Sold 4.4 million pounds of molybdenum in concentrates, 27.8 million pounds of copper in concentrates, 3.2 million pounds of cathode copper and 0.4 million ounces of silver compared to 1.6 million pounds of molybdenum in concentrates, 24.1 million pounds of copper in concentrates, 4.4 million pounds of cathode copper, and 0.1 million ounces of silver in 2009;

●	Revenue of $182.56 million in 2010, a 106% increase over 2009 revenue of $88.69 million;

●	Mining and processing costs (including freight, smelting and refining) of $117.3 million in 2010, a 64% increase over 2009;

●	Cash flow from operations (before working capital adjustments and one-time corporate debt extinguishment cost) in 2010 was $27.2 million compared to a negative $1.2 million in 2009;

●	Capital expenditures of $59.4 million in 2010 compared to $39.2 million in 2009 and $132.3 million in 2008, respectively;

●
For the year ended December 31, 2010, the Company reported a net loss, including one-time and non-cash items, of $115.07 million ($0.59 per share) compared with a net loss of $17.58 million ($0.13 per share), for the corresponding period in 2009.

Among the one-time or non-cash items affecting net income were:

●	$111.9 million unrealized on loss on derivative instruments

●	$10.9 million loss on long-term debt extinguishment

●	$11.1 million in amortization and depreciation

All financial information contained herein should be read in conjunction with the Company's Management Discussion and Analysis and audited financial statements for the years ended December 31, 2010 and 2009 and related notes thereto available under the Company's profile on www.sedar.com.

Gary Simmerman, BSc, Mercator’s VP Engineering, a Qualified Person as defined by NI43-101, supervised the preparation of and verified the technical information contained in this release.

Mercator Minerals Ltd.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: “Michael L. Surratt”
Michael L. Surratt,
President

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America to production in less than 2 years.  Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

For further information, please contact:  Mark Distler, Chief Financial Officer, Tel: (928) 565-2226;   Fax: (928) 565-9239;   Email: mdistler@mercatorminerals.com.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information
This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the use of proceeds, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com.